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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  N/A) [1]

EOS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 par share

(Title of Class of Securities)

379333-10-7

(CUSIP Number)

September 29, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐  Rule 13d-1 (b)

        ☒  Rule 13d-1 (c)

         ☐ Rule 13d-1 (d)

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12/02)	Page 1 of 6 pages

CUSIP No. 379333-10-7	13G

1.	Names of Reporting Persons: I.R.S. Identification No. of above persons (entities only): The Compensation Committee of the Board of Directors of Eos International, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Compensation Committee of the Board of Directors of Eos International, Inc., a Delaware corporation, organized pursuant to the laws of the State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 10,000,000

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 10,000,000

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.17%

12.	Type of Reporting Person (See Instructions) OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
Page 2 of 6 pages

CUSIP No. 379333-10-7	13G

Item 1(a).	Name of Issuer: Eos International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 888 Seventh Avenue, 13th Floor New York, New York 10106

Item 2(a).	Name of Person Filing: The Compensation Committee of the Board of Directors of Eos International, Inc.

Item 2(b).	Name of Principal Business Office or, if none, Residence: 888 Seventh Avenue, 13th Floor New York, New York 10106

Item 2(c).	Citizenship: Compensation Committee of the Board of Directors of Eos International, Inc., a Delaware corporation, organized pursuant to the laws of the State of Delaware

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 379333-10-7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

Page 3 of 6 pages

CUSIP No. 379333-10-7	13G

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)		Amount beneficially owned: 10,000,000

	(b)		Percent of class: 9.17%

	(c)		Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 10,000,000

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 10,000,000

(iv) Shared power to dispose or to direct the disposition of 0
An aggregate of 10 million shares of restricted common stock (the “Grant”) of Eos International, Inc. (the “Company”) was granted by the Company on September 29, 2003 in connection with the employment agreement (the “Employment Agreement”), dated as of September 24, 2003, by and between the Company and Jose Ferreira, Jr. (the “Executive”). Two million shares of the Grant vested immediately upon grant and were deferred pursuant to the terms of the Employment Agreement and the terms of the Eos International, Inc. 2003 Deferred Compensation Plan (the “Plan”). Subject to the terms of the Employment Agreement, four million shares of the Grant will vest on September 30, 2004, and an additional four million shares of the Grant will vest on September 30, 2005. Upon a Change of Control under the Employment Agreement, the deferral will accelerate. Upon a Change of Control under the Plan, all unvested shares will immediately vest. Upon the occurrence of certain termination events set forth in the Employment Agreement, a portion of the unvested shares of the Grant will immediately vest. Prior to the vesting dates, the Executive may elect to defer receipt of the unvested shares in accordance with the terms of the Plan. Pending vesting of the shares or expiration of the deferral of the shares, deferred shares and unvested shares are to be held in trust pursuant to a trust agreement (the “Trust Agreement”) between the Company and PNC Bank, National Association, as trustee (the “Trustee”), the form of which has been substantially agreed upon by the Company and the Trustee.
The Trust Agreement provides that the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) has the power and authority to direct the Trustee to vote the shares of the Grant held in trust, and the Trustee is required by the Trust Agreement to vote the shares in accordance with such direction, subject to the Trustee’s exercise of its fiduciary duties. The Executive is not permitted to vote or dispose of shares subject to the Grant which are unvested or deferred.
In the event of a tender offer, merger, consolidation, sale of substantially all of the assets of the Company, restructure, recapitalization, reorganization, or rights offering by the Company or any other transaction which requires the Trustee to make any decision regarding the shares of the Grant held in trust or rights to be exercised in connection with such shares, in accordance with the terms of the Trust Agreement, the Compensation Committee has the power and authority to direct the Trustee, and the Trustee is required by the Trust Agreement to follow such direction, regarding the disposition of the shares in connection with any such transaction.
The Compensation Committee disclaims beneficial ownership of the shares.

Page 4 of 6 pages

CUSIP No. 379333-10-7	13G

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Dividends on common stock paid or allocated to shares held by the Trustee pursuant to the Trust Agreement are to be held by the Trustee pursuant to the Trust Agreement for so long as the shares upon which such dividends were paid or allocated remain held by the Trustee pursuant to the Trust Agreement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

CUSIP No. 379333-10-7	13G

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2003

COMPENSATION COMMITTEE OF
THE BOARD OF DIRECTORS OF
EOS INTERNATIONAL, INC.

By:    JONATHAN C. KLEIN
——————————————
Name:   Jonathan C. Klein
Title:     Chairman

By:    CHARLES D. PEEBLER, JR.
——————————————
Name:   Charles D. Peebler, Jr.
Title:     Member

By:    MARK A. RYLE
——————————————
Name:   Mark A. Ryle
Title:     Member